[SRZ LETTERHEAD]

November 12, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

Re:           Gottex Multi-Alternatives Master Fund
Registration Statement on Form N-2 (811-22416)

Ladies and Gentlemen:

On behalf of Gottex Multi-Alternatives Master Fund (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission, pursuant to the Investment Company Act of 1940, as amended, an amendment to Fund's Registration Statement on Form N-2 (the "Registration Statement").

Please call me at 212-756-2131 with any comments on the Registration Statement or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen
George M. Silfen